ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 30, 2018	Angela C. Jaimes (617) 951-7591 angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)— Responses to Comments on Post-Effective Amendment No. 131

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Trust’s Post-Effective Amendment No. 131 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 17, 2018, in connection with the registration of Class A, Class P and Institutional Class shares of AllianzGI Green Bond Fund (the “Fund”), a new series of the Registrant. We received your oral comments regarding the 485(a) Amendment via telephone on October 9, 2018. Summaries of your comments and the Trust’s responses are set forth below. To the extent applicable, the responses below will be reflected in Post-Effective Amendment No. 132 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will be filed with an effective date of October 31, 2018, pursuant to Rule 485(b) under the Securities Act.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please include a cross reference to the Item 12 disclosure on sales charges in Footnote 1 to the Annual Fund Operating Expense table.

Response: The Trust respectfully submits that its current prospectus disclosure in response to Item 12 of Form N-1A is sufficient. The Trust notes that Item 12 requires the Trust to disclose all sales loads applicable to the purchase of Fund shares, to briefly describe arrangements related to breakpoints or elimination of sales loads and to describe valuation methods and shareholder information necessary to determine breakpoint eligibility. Moreover, Item 12 states that, if applicable, “additional information concerning sales load breakpoints” may be disclosed in the Trust’s SAI.

The Trust believes that the prospectus subsection entitled “Classes of Shares – Initial Sales Charges” and relevant portions of the SAI provide a comprehensive overview of the sales loads applicable to the purchase of Fund shares and the arrangements and valuation methods related to breakpoints and sales loads. Because the Trust believes the referenced prospectus disclosure is accurate, helpful to investors and compliant with Form N-1A, it therefore respectfully declines to make the requested change.

2.

Comment: The Staff notes that Footnote 2 to the Annual Fund Operating Expense table indicates that the Fund has a fee waiver in place for a three-year period. Please revise the disclosure in the introductory text to the Examples table to indicate that the fee waiver is in place for three years.

Response: The introductory text has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Examples are based~~, for the first year,~~ on Total Annual Fund Operating Expenses After Expense Reductions ~~and, for all other periods, on Total Annual Fund Operating Expenses~~ excluding organizational expenses.

Fund Summary – Principal Investment Strategies and Principal Risks

3.

Comment: The Staff notes that the Fund’s “Principal Investment Strategies” section indicates that the Fund invests in “Green Bonds.” Please clarify the specific industries or types of projects in which the Fund will invest to explain what constitutes a “Green Bond.” Give more concrete examples by referring to a group of industries such as water reclamation, sustainable farming, solar and wind power, etc. or to a type of investment such as companies that are carbon neutral, use zero landfill factories or produce environmentally friendly products or services, etc.

Response: The disclosure has been revised as follows to indicate a non-exclusive list of industries the Fund invests in (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund seeks to achieve its investment objective by normally investing at least 85% of its net assets (plus borrowings made for investment purposes) in “Green Bonds.” The Fund currently considers Green Bonds to be interest-bearing securities that are issued in order to finance projects that the portfolio managers’ believe are intended and/or likely to have a positive impact on the environment. Issuers of Green Bonds typically seek to address environmental solutions and/or support efforts to reduce their own environmental footprint. Through Green Bonds the Fund expects to invest in “green” projects including, but not limited to, those related to renewable energy (including wind, solar, geothermal and biofuel), sustainable land use and waste management, energy efficiency, greenhouse gas emissions reductions and clean water. These projects may be classified as “green” even where the overall business of the issuer is not generally viewed as

“green” or even environmentally friendly. For example, the Fund may invest in bonds issued by an oil company if they finance a project categorized as “green.” […]

4.

Comment: The Staff notes that the Fund’s “Principal Investment Strategies” section indicates that the “Fund may invest up to 10% of its assets in mortgage-backed securities (“MBS”) and/or asset-backed securities (“ABS”).” Please revise the disclosure to specify whether the investments will be made in agency or non-agency securities, or both, when referencing MBS and ABS.

Response: The disclosure has been revised as follows to indicate that the Fund invests in both agency and non-agency securities (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund may invest up to 10% of its assets in mortgage-backed securities (“MBS”), including non-agency mortgage-backed securities, and/or asset-backed securities (“ABS”).

5.

Comment: The Staff notes that the Fund’s “Principal Investment Strategies” section indicates that the Fund’s portfolio managers apply a “human rights filter” to issuers when choosing investments. Please provide a more comprehensive definition of this filter.

Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The portfolio managers begin with a broad investment universe of bonds, and apply a human rights filter on each issuer. The human rights filter is a proprietary analytical tool that assesses the issuer’s commitment to preventing human rights violations based on company policies and incidences of related allegations.

6.

Comment: The Staff notes that the Fund’s “Principal Investment Strategies” section indicates that the management team applies a “tactical overlay to assess exposure to broader markets (beta) and duration exposure…” Please confirm supplementally if there are any maturity requirements in addition to duration.

Response: The Trust confirms that the portfolio management team does not apply any specific maturity requirements at the bond level.

Fund Summary – Principal Risks

7.

Comment: The Staff notes that “Turnover Risk” is included as a principal risk. If applicable, please add a statement to the effect that the Fund may engage in active and frequent trading to the Fund’s strategy disclosure. See instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Trust notes that Item 3 of Form N-1A requires the Fund to define portfolio turnover, explain its effects on Fund performance and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all funds, regardless of whether a fund engages in frequent trading as a principal investment strategy and therefore respectfully declines to make the requested change.

8.

Comment: The Staff notes that “Liquidity Risk” is included as a principal risk, together with corresponding disclosure on specific types of investments that may subject the Fund to such risk. Please consider including disclosure on mortgage-backed securities and/or asset-backed securities as they may also subject the Fund to Liquidity Risk.

Response: The Trust believes the current disclosure in the “Summary of Principal Risks—Mortgage-Related and Other Asset-Backed Risk” section of the Prospectus provides the requested clarification around liquidity risk and respectfully declines to make the requested change.

Prior Related Performance Information of a Related Fund

9.

Comment: We note that the prior related performance shown in the section of the prospectus titled “Prior Related Performance Information of a Related Fund” references a group of institutional accounts. Please revise the section heading accordingly.

Response: The section heading has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Prior Related Performance Information of ~~a~~ Related ~~Fund~~ Accounts

10.	Comment: Please revise the table in this section so that the “Net of Fees” column is to the left of the “Gross of Fees” column.

Response: The requested change will be made in the 485(b) Amendment.

11.

Comment: The table in this section includes performance data for “US Dollar Hypothetical Performance.” Please revise this column heading to indicate that the performance data shown is based on actual performance or provide an explanatory footnote regarding the hypothetical nature of the results.

Response: The Trust notes that because performance data for the Composite was in Euros, a conversion rate was selected in order to provide the US Dollar performance data illustrated in the table. The table heading has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

US Dollar ~~Hypothetical~~Imputed Performance

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Emily Picard, Esq.

George B. Raine, Esq.

Abigail Jeck, Esq.

Lucas W. Caron, Esq.